EXHIBIT 4.3

AMENDMENT TO THE

UNIFY CORPORATION 2001 STOCK OPTION PLAN

WHEREAS, Unify Corporation, a Delaware corporation (the “Company”) maintains the Unify Corporation 2001 Stock Option Plan (the “Plan”);

WHEREAS, under Section 11 of the Plan, the Board of Directors (the “Board”) may amend or terminate the Plan from time to time in such respects as the Board may deem advisable;

WHEREAS, under Section 12 of the Plan, any increase in the maximum aggregate number of shares of stock issuable under the Plan shall be approved by the Stockholders of the Company within twelve (12) months of the date of adoption thereof by the Board;

WHEREAS, the Board and the Stockholders have determined that it is desirable and in the best interests of the Company to amend the Plan to increase the maximum aggregate number of shares of stock issuable under the Plan.

NOW, THEREFORE, the Plan is amended as follows:

1.	Section 4.1 of the Plan is amended to read, in its entirety, as follows:

“Maximum Number of Shares Issuable. Subject to adjustment as provided in Section 4.2, the maximum aggregate number of shares of Stock that may be issued under the Plan shall be one million two hundred thousand (1,200,000) and shall consist of authorized but unissued or reacquired shares of Stock or any combination thereof. If an outstanding Option for any reason expires or is terminated or canceled or if shares of Stock are acquired upon the exercise of an Option subject to a Company repurchase option and are repurchased by the Company at the Optionee’s exercise price, the shares of Stock allocable to the unexercised portion of such Option or such repurchased shares of Stock shall again be available for issuance under the Plan. However, except as adjusted pursuant to Section 4.2, in no event shall more than one million two hundred thousand (1,200,000) shares of Stock be available for issuance pursuant to the exercise of Incentive Stock Options (the “ISO Share Issuance Limit”). Notwithstanding the foregoing, at any such time as the offer and sale of securities pursuant to the Plan is subject to compliance with Section 260.140.45 of Title 10 of the California Code of Regulations (“Section 260.140.45”), the total number of shares of Stock issuable upon the exercise of all outstanding Options (together with options outstanding under any other stock option plan of the Company) and the total number of shares provided for under any stock bonus or similar plan of the Company shall not exceed thirty percent (30%) (or such other higher percentage limitation as may be approved by the stockholders of the Company pursuant to Section 260.140.45) of the then outstanding shares of the Company as calculated in accordance with the conditions and exclusions of Section 260.140.45.”

IN WITNESS WHEREOF, the Company has caused this Amendment to the Unify Corporation 2001 Stock Option Plan to be executed by its duly authorized officer this 26th day of March, 2008.

UNIFY CORPORATION

By:	/s/ Todd E. Wille

Its:	President and Chief Executive Officer